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                            Goulston & Storrs, P.C.
                              400 Atlantic Avenue
                                Boston, MA 02110
                                  617-482-1776


                                December 5, 1996

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
6432 General Green Way
Alexandria, Virginia  22312

     Re:  Photoelectron Corporation
          File No. 333-14541

Dear Sir or Madam:

     On behalf of Photoelectron Corporation (the "Company"), we hereby withdraw the Form 8-A previously filed by the Company on November 1, 1996.

     This withdrawal is being requested in light of the fact that it is unlikely that the Company's Registration Statement on Form S-1 will be effective within 60 days after the filing date of the Form 8-A. The Company intends to refile the Form 8-A at a date closer to the anticipated effective date of the Registration Statement, along with a request to accelerate the effectiveness of the Form 8-A to the date that the Registration Statement is declared effective.

                                    Very truly yours,


                                    Daniel R. Avery

DRA/lmg
Enclosures
cc:  Securities and Exchange Commission (Hard Copy)
     The NASDAQ Stock Market, Inc.
     David Lavan, Esq.